

May 18, 2012

Via E-mail
Guixiong Qiu
Chief Executive Officer
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re:** **Tanke Biosciences Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 27, 2012**
> **File No. 333-172240**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Quarterly Report on Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 17, 2012**
> **File No. 0-53529**

Dear Mr. Qiu:

We have reviewed your filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

General

1. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X. In this connection, we note that you filed your Form 10-Q for the quarter ended March 31, 2012 on May 17, 2012. Please note that we may have additional comments related to the disclosure provided in this filing.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

   In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. We note your disclosure at page 50 that the feed additive industry in China falls within the encouraged category for foreign investment in accordance with the Catalogue of Industries for Guiding Foreign Investment. Please disclose, if true, that no PRC law restricts foreign investment in this industry and that you could function with a direct equity structure. Please also highlight all material risks to investors as a result of your VIE structure, as compared to a direct equity structure. Please also discuss how you determined that such VIE structure was appropriate, in light of the related risks to the registrant and the public shareholders.

Prospectus Summary, page 1

Background and Key Events, page 1

VIE Agreements and Call Option Agreement, page 2

4. We note your description of the Equity Pledge Agreement. Please disclose any requirements to register such agreement or the related Equity Interest with the local SAIC office. If you have not registered such items, please discuss all related risks that are material, such as those that may relate to the enforceability of such agreement, or the effect of potential secured third party claims.

    In addition, please discuss any restrictions on your ability to acquire the pledged equity interest in the event that Guangzhou Tanke defaults under the consulting services agreement. It is our understanding that the disposal of pledged security interest must be accomplished by auction or public tender procedures so that you would have to prevail at such auction. In that regard, we also note that Section 2 of your Equity Pledge Agreement, filed as Exhibit 10.8, references "proceeds from the auction or sale of the Equity Interest."

5. We note your disclosure at page 2 that you entered into the VIE agreements and call option agreement in order to comply with applicable Chinese law. Please revise your filing to discuss any such Chinese laws that are not discussed at page 2, and to clarify how any such laws caused you to enter into these agreements.

6. We note your disclosure that under an alternative structure, you would be required to obtain the approval of the PRC government because the WOFE did not exist for two years prior to the transaction. If true, please clarify that the "alternative structure" would be the acquisition of the outstanding equity interests of Guangzhou Tanke by the registrant or a subsidiary of the registrant.   Please also identify the Chinese laws that would require such approval in that context.

7. We note your disclosure that you would be required to pay the Tanke Shareholders cash for the capital stock of Guangzhou Tanke because stock-for-stock acquisitions are not permitted. Please revise your filing to briefly explain the relevant laws that would prohibit such acquisitions in this context, and their application to your corporate structure.

8. We note your disclosure that the structure provided by the VIE Agreements is tax-free to the Tanke Shareholders under applicable PRC law. Please disclose the actual tax savings or other benefit accruing as a result of using the VIE structure as opposed to the direct equity structure.

Risk Factors, page 7

The Chinese government may determine…, page 11

9. We note your disclosure that you "intend to centralize [your] management and operation in China without being restricted to conduct certain business activities which are important for [your] current or future business but are restricted or might be restricted in the future," and your reference to your belief that your VIE agreements will be "essential" for your business operation. Please revise to clarify how your business may be restricted, given your disclosure at page 46 that the feed additive industry in China falls within the encouraged category for foreign investment in accordance with the Catalogue of Industries for Guiding Foreign Investment.

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents…, page 17

10. We note your response to prior comments 2 and 3. However, your response does not appear to be consistent with your risk factor caption that suggests that the Chinese regulations could subject your Chinese subsidiaries to penalties, limit your ability to distribute capital to your Chinese subsidiaries, limit your Chinese subsidiaries' ability to distribute funds to you, or otherwise adversely affect you. In that regard, we also note that such risks referenced in the caption are not otherwise discussed in the related risk factor disclosure. Please advise.

11. We note your revised disclosure regarding the risk that Mr. Qiu's control over the company should be deemed to be within the scope of Circular 75. Please revise your filing to disclose any material adverse effects on the registrant or its Chinese subsidiaries in such event. For example, if applicable, please discuss the potential for resulting limitations on the ability of your Chinese subsidiaries to distribute funds to you.

12. In addition, we note your disclosure in the context of the Circular 75 discussion that Mr. Qiu obtains control over the company by means of a directorship rather than by any means expressly set out in Circular 75, such as voting rights. However, we also note your disclosure at page 59 that the Tanke Shareholders have sole power to vote, or direct the vote, of the shares held by Golden Genesis on behalf of the Tanke Shareholders pursuant to the call option agreement and the securities escrow agreement. Please revise to disclose any related risks that are material.

13. Please disclose any material risks posed to the registrant in the event that Mr. Qiu becomes subject to any penalties under PRC law as a result of failure to register with the local SAFE branch. For example, please discuss any material effect that such penalties would have on his ability to serve as the registrant's chief executive officer and sole director.

<u>Failure to achieve and maintain effective internal controls in accordance with Section 404 of the
Sarbanes-Oxley Act of 2002…, page 21</u>

14. Please update this risk factor to disclose your management's conclusion that your internal
    control over financial reporting was not effective as of December 31, 2011. We note
    your related disclosure in your annual report on Form 10-K for the fiscal year ended
    December 31, 2011.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 26</u>

<u>Liquidity and Capital Resources, page 31</u>

15. We note that you have provided disclosure regarding the $3.6 million prepayment made
    to your suppliers during 2011 "in order to get favorable pricing on raw materials." We
    also note that you recorded an increase in other receivables of $2.4 million which appears
    to relate primarily to loans to customers and suppliers. Please provide additional detail
    describing the transactions underlying the changes in these line items. For example,
    please tell us whether you extended loans to suppliers who received prepayments. Your
    response should also address the terms of loans made to your customers and the business
    purpose of these loans.

<u>Consolidated Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page F-3</u>

16. We note that the audit report issued by Parker Randall CF (H.K.) CPA Limited provides
    assurance for the fiscal years ended December 31, 2010 and 2009. However, it does not
    appear that you have presented financial statements for the fiscal year ended December
    31, 2009. Please obtain a revised audit report that provides assurance on the periods for
    which financial statements are presented.

<u>Notes to Consolidated Financial Statements</u>

<u>2. Summary of Significant Accounting Policies, page F-9</u>

<u>(q) Value Added Tax, page F-11</u>

17. We note your response to prior comment 10. As requested in our prior comment, please
    disclose VAT recorded in your statement of operations if the amounts are significant.
    Refer to FASB ASC 605-45-50-4.

Exhibits and Financial Statement Schedules, page II-5

Exhibit 5.2

18. Based on your exhibit index, it appears that you intend to file as Exhibit 5.2 the opinion of Martin Hu & Partners that you otherwise reference in your filing. Please file such agreement with your next amendment, and ensure that such opinion addresses the matters you discuss in the risk factor captioned "Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents…" at page 17, including your following statements:

   • "Strictly speaking, the execution of the call option agreement alone…will not trigger the registration of Notice 75."

   • "Unless and until Tanke shareholders intend to exercise the call option to own shares of the Company, they will not be required to complete the registration under Notice 75."

   • "…the Company, the non-Chinese shareholders of the Company, and the subsidiaries of the Company will not be subject to any administrative or criminal liabilities due to Tanke's shareholder's failure to comply with Notice 75."

Exhibit 23.3

19. With respect to the resale of shares that are already outstanding, please obtain and file a revised legality opinion that recognizes that such shares are already outstanding. Such opinion should state, if true, that the shares "are" legally issued, fully paid and non-assessable. Please refer to Staff Legal Bulletin No. 19 (CF) at Section II.B.2.h. Please also ensure that such opinion is filed as Exhibit 5.1, as reflected in your exhibit index.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A – Controls and Procedures, page 47

Evaluation of Disclosure Controls and Procedures, page 47

20. We note that you have concluded that your disclosure controls and procedures were effective as of December 31, 2011. Please tell us how you were able to reach this conclusion in light of the fact that material weaknesses were identified in connection with your assessment of the effectiveness of internal control over financial reporting. Refer to Item 307 of Regulation S-K.

Management's Annual Report on Internal Control over Financial Reporting, page 47

21. It appears that management's report on internal control over financial reporting is deficient as 1) you have not provided a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and 2) you have not disclosed the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please revise. Refer to Item 308 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Thomas Slusarczyk
       Anslow + Jaclin LLP